THE SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                  For the nine months ended September 30, 2001


                            HQI Transelec Chile S.A.
                 (Translation of registrant's name into English)


                             Apoquindo 3721, Piso 6
                                   Las Condes
                                 Santiago, Chile
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X               Form 40-F
          ---                        ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X
    ---     ---

                            HQI TRANSELEC CHILE S.A.



                     Interim unaudited financial statements


                               September 30, 2001


--------------------------------------------------------------------------------

  These financial statements are a free translation of the quarterly report ( "Ficha Estatistica Codificada Uniforme" or "FECU" ) sent to the
  Superintendency of Securities and Insurance Companies ( "Superintendencia de Valores y Seguridades" or "SVS" ). They have not been audited.

--------------------------------------------------------------------------------



CONTENTS

Balance sheet
Statement of income
Statement of cash flows
Notes to the individual financial statements
Relevant facts
Financial statements analysis




     Ch$  -  Chilean pesos
   ThCh$  -  Thousands of Chilean pesos
     US$  -  United States dollars
      UF  -  A daily inflation indexed, Chilean peso - denominated monetary unit

                            HQI TRANSELEC CHILE S.A.

                                  BALANCE SHEET
                            As of September 30, 2001

ASSETS                                                           Notes       ThCh$
                                                                 -----       -----
CURRENT ASSETS
   Cash and banks                                                                30,796
   Time deposits                                                  2 f        80,679,853
   Marketable securities                                        2 h, 4        3,042,341
   Trade accounts receivable                                       5          9,360,771
   Sundry debtors                                                  5            467,107
   Notes and accounts receivable from related companies            6          1,014,476
   Inventories                                                                   81,348
   Recoverable taxes                                                          1,029,685
   Prepaid expenses                                                           1,651,133
   Deferred Taxes                                                  7            104,513
   Other current assets                                            8         10,829,648
                                                                           ------------
          Total current asset                                               108,291,671
                                                                           ------------
FIXED ASSETS
   Land                                                                       5,261,461
   Buildings and infrastructure                                             271,647,884
   Machinery and equipment                                                  221,524,313
   Other fixed assets                                                         1,837,850
   Increase value arising from technical reappraisal
     of fixed asset                                                          19,675,108
   Accumulated depreciation                                                 (54,124,938)
                                                                           ------------
          Total fixed assets, net                               2 j, 10     465,821,678
                                                                           ------------
OTHER ASSETS
   Investments in other companies                                 11             36,998
   Goodwill                                                     2 k, 12     101,869,711
   Long-term debtors                                               5            423,436
   Notes and accounts receivable from related companies-long       6         77,293,403
     term
   Deferred taxes                                                  7         17,453,042
   Intangibles                                                  2 q, 13      22,951,742
   Amortization of intangibles                                  2 q, 13      (1,404,552)
   Other                                                        2 o, 14      11,914,307
                                                                           ------------
          Total other assets                                                230,538,087
                                                                           ------------

          Total assets                                                      804,651,436
                                                                           ============

LIABILITIES AND SHAREHOLDERS' EQUITY            Notes        ThCh$
------------------------------------            -----

CURRENT LIABILITIES
   Bonds payable-short term portion            2 i, 15       12,347,784
   Accounts payable                                           2,364,589
   Sundry creditors                                           2,209,936
   Accounts payable to related companies          6             177,347
   Provisions                                  2 m, 16        1,430,445
   Withholdings                                               1,693,332
   Other current liabilities                                    102,107



                                                            -----------
          Total current liabilities                          20,325,540
                                                            -----------
LONG-TERM LIABILITIES
   Long-term bonds payable                     2 l, 15      468,549,304
   Sundry creditors                                              79,962
   Provisions                                  2 m, 16        1,272,660
   Other long-term liabilities                                   34,789


                                                            -----------

          Total long-term liabilities                       469,936,715
                                                            -----------
SHAREHOLDERS' EQUITY
   Paid-in capital                                          310,140,471
   Other reserves                                             6,823,090
   Retained earnings                                        (2,574,380)





                                                            -----------
                                                  18        314,389,181
                                                            -----------

          Total liabilities and equity                      804,651,436
                                                            ===========

    The accompanying Notes 1 to 29 form an integral part of these financial statements

                            HQI TRANSELEC CHILE S.A.

                               STATEMENT OF INCOME

                For the six month period ended September 30, 2001


                                                   Notes                 ThCh$
                                                   -----                 -----
OPERATING RESULTS
    Sales                                                           66,037,184
    Cost of sales                                                  (17,879,806)
                                                                  ------------
             Gross margin                                           48,157,378
Administrative an selling expenses                                  (1,862,473)
                                                                  ------------
             Operating income                                       46,294,905
                                                                  ------------

NON-OPERATING RESULTS
    Financial income                                                 5,615,224
    Other non-operating income                      19                 114,194
    Goodwill amortization                           12              (4,020,036)
    Financial expenses                                             (26,632,235)
    Other non-operating expenses                    19                (718,587)
    Price-level restatement                       2 c, 20            1,498,421
    Exchange differences                            21             (27,564,214)
                                                                  ------------

             Non-operating results                                 (51,707,233)
                                                                  ------------

             Income before income taxes                             (5,412,328)
    Income tax                                    2 n, 7              (410,704)
                                                                  ------------

LOSS FOR THE PERIOD                                                 (5,823,032)
                                                                  ============

----------
The accompanying Notes 1 to 29 form an integral part of these financial statements.

                            HQI TRANSELEC CHILE S.A.

                             STATEMENT OF CASH FLOWS

                For the six month period ended September 30, 2001

                                                           Notes      ThCh$
                                                           -----      -----
CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the period                                              (5,823,032)

CHARGES (CREDITS) TO INCOME NOT REPRESENTING CASH FLOWS
    Depreciation                                                     11,049,045
    Amortization of intangibles                                         496,785
    Amortization of negative goodwill                                 4,020,036
    Price-level restatement                                   20     (1,498,421)
    Exchange differences                                      21     27,564,214
    Other credits to income not representing cash flows                (133,643)
    Other charges to income not representing cash flows               2,415,884

CHANGES IN ASSETS WHICH EFFECT CASH FLOWS
    Trade accounts receivable                                        (1,441,279)
    Inventories                                                         (46,411)
    Other assets                                                     14,704,727

CHANGES IN LIABILITIES WHICH EFFECT CASH FLOWS
    Accounts payable related to operating results                       339,896
    Interest payable                                                 12,347,784
    Income tax payable                                              (20,014,354)
    Value added tax and other taxes                                      (5,058)
                                                                   ------------

              Net cash flows from operating activities               43,976,173
                                                                   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Bonds                                                           427,534,812
    Payments of documented loans from related companies            (328,654,109)
    Bond issuance and placement expenses                             (9,401,347)
                                                                   ------------

              Net cash flow from financing activities                89,479,356
                                                                   ------------

CASH FLOWS FROM INVESTMENT ACTIVITIES
    Purchase of fixed assets                                         (3,789,472)
                                                                     38,861,286
    Other loans to related companies                               (102,477,692)
                                                                   ------------

              Net cash flows from investing activities              (67,405,878)
                                                                   ------------

              Total net cash flow for the year                       66,049,651

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                      5,034,028
                                                                   ------------

NET  CHANGE IN CASH AND CASH EQUIVALENTS                             71,083,679

CASH AND CASH  EQUIVALENTS AT THE BEGINNING OF THE PERIOD            23,323,461
                                                                   ------------

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                   94,407,140
                                                                   ============

    The accompanying Notes 1 to 29 form an integral part of theses financial statements

                            HQI TRANSELEC CHILE S.A.

                        NOTES TO THE FINANCIAL STATEMENTS
                              AT SEPTEMBER 30, 2001



NOTE 1 - COMPANY CONSTITUTION

Inversiones HQI Chile Limitada was formed as a limited liability company, as stated in public deed dated September 15, 2000. The Company was formed to invest in shares and partnership interests. On October 16, 2000 the Company changed its name to Inversiones HQI Transelec Chile Limitada without making any changes in its business activities. On November 23, 2000, the Company changed its name to HQI Transelec Chile S.A. and was registered as a closely held corporation with the Chilean Superintendency of Securities and Insurance Companies Register under number 729 as from March 22, 2001.

The revised objective of the new Company is the exploitation and development of electrical systems, either owned by the Company or third parties, used for the transmission of electrical energy, for which they can purchase and/or make use of concessions, taking into account all the benefits that are available by law to electrical company.

Per public deed dated January 18, 2001, the Company purchased from Inversiones HQI Chile Holding Limitada 98,606 shares, corresponding to 0.01% of the share capital in Compania Nacional de Transmision Electrica S.A., concentrating 100% of ownership. As a result of the latter, assets, liabilities, obligations and rights of Compania Nacional de Transmision Electrica S.A. were merged by absorption by HQI Transelec Chile S.A. Therefore, the Company directly assumed business operations associated with the transmission of electricity which were carried out by the absorbed subsidiary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Period of analysis

The accompanying interim financial statements and corresponding notes relate to the period from January 1, 2001 to September 30, 2001.

b)   General

The accompanying financial statements of HQI Transelec Chile S.A. at September 30, 2001 have been prepared in conformity with accounting principles generally accepted in Chile issued by the Chilean Institute of Accountants, and specific instructions and regulations issued by the Superintendency of Securities and Insurance Companies. The latter predominate over the former in the event of discrepancy with established accounting principles.

c)   Price-level restatement

The financial statements have been restated in order to reflect the effect of changes in the purchasing power of the Chilean peso during the period. Accordingly, non-monetary assets and liabilities and shareholders' equity have been restated against income. The restatements have been determined on the basis of the official Chilean Consumer Price Index (CPI) issued by the National Institute of Statistics, applied one month in arrears, which was 2.2% for the six month period ended September 30, 2001. In addition, income statement accounts have been restated to their period-end values.

d)   Operating estimates

The Company has to make accounting estimates to record its accounts receivable from transmission tolls. Final settlements of these accounts may extend beyond one fiscal year and can result in losses or gains for amounts not expected to be significant.

e)   Currency translation

Balances in foreign currency are considered monetary items and are adjusted at the exchange rate prevailing on the closing date of the financial statements. Inflationary-indexed units have been adjusted according to the restatement index.

Assets and liabilities in foreign currency and UF have been translated into Chilean pesos at the following closing exchange or conversion rates:

                                                                Ch$ per unit
                                                                ------------
Unidad de fomento (UF)                                             16,094.96
United States dollar                                                  695.02

f)   Time deposits

Investments in time deposits are recorded at cost plus accrued interest at period-end.

g)   Resale agreements

Other current assets include purchases under resale agreements which are recorded at their present value calculated at the discount rate used to determine the price of each security on the purchase date.

h)   Marketable securities

This item includes investments in mutual funds, which are valued at their quoted market value at period end.

i)       Allowance for doubtful accounts

The Company believes that it is unnecessary to record an allowance for doubtful accounts at period end considering the aging of its accounts receivable.

j)   Fixed assets

Fixed assets include lines, buildings and infrastructure, machinery and equipment owned by the Company, which are valued at restated purchase cost or contribution value at period end.

Depreciation is calculated using the straight-line method. Assets purchased before 2000 are depreciated considering 95% of their value and since 2000 considering 100% of their value. In addition, in 2001 the remaining useful life of some assets was extended, some of which include electrical lines and equipment.

k)   Goodwill

The amount represents the difference between the purchase value of shares in Compania Nacional de Transmision Electrica S.A. and the book value of the investment on the purchase date. This difference is amortized over a 20-year period.

l)   Bonds payable

This balance includes the obligation incurred in the issuance of bonds by the Company at nominal value plus accrued interest and restatements at period end. The difference between the book value and placement value is amortized until maturity.

m)   Severance indemnities

The provision for severance payments to Company staff upon reaching 15 years of service is presented at present value on an accrual basis, using an annual interest rate of 6.5% and considering an average tenure of 35 years. An average of 75% of the benefit, for staff with less than 15 years of service, has been accrued at present value.

n)   Income tax

At Septembrer 30, 2001 in conformity with current regulatory requirements, the Company has not set up a provision for Corporate Income Tax as it presents tax losses. However, as a result of the absorption of Compania de Transmision Electrica S.A. (Transelec) by HQI Transelec Chile S.A. on March 31, 2001, Corporate Income tax payments amounted to ThCh$ 1,248,449, for the period January 1 to January 30, 2001 of Transelec S.A.

o)   Deferred taxes

Effective January 1, 2000 and in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants, deferred taxes have been recorded for all temporary differences between accounting balances and tax balances for assets and liabilities at period end.

The effect of unrecorded deferred taxes at December 31, 1999 have been recorded in complementary asset and liability accounts, as applicable, and are being amortized over the weighted average term of reversal for temporary differences.

p)   Debt security issuance and placement expenses

The Company has capitalized as deferred charges, expenses in the issuance and placement of debt securities during the period. These deferred charges are recorded under Other long-term and short-term assets, and are amortized using the straight-line method until maturity of the obligations. Amortization is presented under Financial expenses.

q)   Staff vacation

In conformity with Technical Bulletin No. 47 issued by the Chilean Institute of Accountants, the annual cost of employee vacations is recorded as an expense in the financial statements on an accrual basis.

r)   Intangibles

They consist of rights-of-way which are amortized on the straight-line basis over 40 years in conformity with Technical Bulletin No. 55 issued by the Chilean Institute of Accountants.

s)   Statement of cash flows

Cash and cash equivalents correspond to cash and banks, time deposits and resale agreements which are presented in Other current assets.

Cash flows from operating activities include all business-related cash flows as well as interest paid, interest income and, in general, all cash flows not defined as from financial or investment activities. The concept of operations used in this statement is broader than that used in the Income Statement.

t)   Derivative contracts

At September 30, the Company has subscribed foreign exchange future contracts with financial institutions to hedge existing items and are recorded in conformity with Technical Bulletin No. 57 issued by the Chilean Institute of Accountants.

NOTE 3 - ACCOUNTING CHANGES

There have been no changes in acounting policies for the period January 1 to September 30, 2001.

As discussed in Note 1 j), the Company changed the useful life of some fixed assets, resulting in a decrease in the charge to income during the period of approximately ThCh$ 3,930,000.

NOTE 4 - MARKETABLE SECURITIES

The balance of ThCh$ 3,042,341 corresponds to investments in mutual funds.

NOTE 5 - SHORT-AND LONG-TERM DEBTORS

a)  At September 30, 2001 trade accounts receivable correspond to the following:

                                                                       ThCh$
                                                                       -----
Toll and transmission charges                                      8,746,897
Services provided to other parties                                   613,874
                                                                   ---------
                                                                   9,360,771
                                                                   =========

b)   Short and long term debtors are comprised as follows as of September
     30, 2001:



                                 Current
                               Up to 90 days     91 days to 1 year     Short-term      Long-term
                               -------------     -----------------     ----------      ---------
                                   ThCh$               ThCh$             ThCh$           ThCh$
Trade accounts receivable        9,360,771              -.-            9,360,771          -.-
Sundry debtors                     467,107              -.-              467,107        423,436
                                 ---------                             ---------        -------

Total debtors                    9,827,878              -.-            9,827,878        423,436
                                 =========              ===            =========        =======

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Significant balances and transactions with related companies are shown below:

a)       Notes and accounts receivable

                   Company            Short-term        Long-term
                   -------            ----------        ---------
                                           ThCh$            ThCh$
            Accounts receivable:
Inversiones HQI Chile Holding Ltda.    1,014,476       77,293,403
                                       ---------       ----------
      Total                            1,014,476       77,293,403
                                       =========       ==========

Accounts payable:
Inversiones HQI Chile Holding Ltda.      37,347
Hydro Quebec                            140,000   -.-
                                        -------
      Total                             177,347
                                        =======

The receivable balance corresponds to a current account loan issued on April 17, 2001 to Inversiones HQI Chile Holding Ltda. for US$ 169,354,025.44. The amount due is payable in United States dollars and accrues a 7.875% interest on an annual basis of 360 days. The balance due will be paid from the dividends received by Inversiones HQI Chile Holding Ltda. from HQI Transelec Chile S.A., first for payment of accrued interest and then for capital amortization.

b)   Transactions with related companies


                                                                                                Effect on
                                                                                                  income
Company                                     Relation       Transaction          Amount         (charge/credit)
-------                                     --------       -----------          ------          ---------------
                                                                                 ThCh$            ThCh$
Inversiones HQI Chile Holding Ltda.         Parent         Loan repaid          323,478,454      (8,700,862)
                                                           Loan drawn            78,307,879       3,481,799


NOTE 7 - INCOME TAXES AND DEFERRED TAXES

a) At September 30, 2001 the Company has not provided for income tax due to tax losses amounting to ThCh$ 22,759,739. There are no undistributed tax profits from prior years.

                                                                                                             ThCh$
                                                                                                             -----
i) Net taxable income for the period                                                                  (22,759,739)
ii) Income tax payment January 2001                                                                    (1,248,499)
iii) Provision for Article 21 tax                                                                          (4,213)
iv) Deferred income tax                                                                                  (406,491)
v) Accumulated taxable income (loss carry forward)                                                    (22,759,739)

b)   Deferred taxes:

                                                     Deferred assets                  Deferred liabilities
           Temporary differences             Short-term        Long-term           Short-term         Long-term
           ---------------------             ----------        ---------           ----------         ---------
                                                ThCh$           ThCh$               ThCh$              ThCh$


Accrued staff vacation                          79,398
Leased assets                                                                                           2,770,251
Fixed asset depreciation                                                                                  770,332
Accrued severance benefits                                                                                114,975
Deferred charges                                                                                        1,322,172
Forward contracts                               25,115
Swap contract                                                                                             415,671
Tax loss benefit                                                 3,413,961
Increase in value of fixed                                      17,823,114
  assets (absorption)
Complementary accounts                                                                                 (1,609,368)
                                                                                                       -----------
- net of amortization
      Total                                    104,513          21,237,075                              3,784,033


c)   Income taxes
                                 Item                                  ThCh$
                                 ----                                  -----
Current tax expense (tax provision)                                  (4,213)
Deferred tax asset and liability for the year                        893,411
Amortization of complementary deferred tax asset and liability      (51,403)
Other charges or credits                                         (1,248,499)
                                                                 -----------
Total                                                              (410,704)


NOTE 8 - OTHER CURRENT ASSETS

The composition of this balance is as follows:
                                                                        ThCh$
                                                                        -----
Resale agreements
Bond issuance expenses                                             10,654,150
Other                                                                 175,498
                                                                   ----------
Total                                                              10,829,648
                                                                   ==========

NOTE 9 - PURCHASES UNDER RESALE AGREEMENTS OF SECURITIES.

The composition of this balance at period end is as follows:

Purchase    Expiration   Counterparty                   Currency  Subscription                Final                Market
                         ------------                   --------
date        date                                                     value     Rate           value    Security     Value
----        ----                                                     -----     ----           -----    -------      -----
                                                                       ThCh$         %         ThCh$                      ThCh$
21/09/2001  02/10/2001   Banco de Credito e Inversiones  Pesos      500,000      0.44        500,807    PRBC            500,660
21/09/2001  03/10/2001   BBVA Banco BHIF                 Pesos      890,000      0.43        891,531    PDBC            891,148
21/09/2001  02/10/2001   Banco Sudamericano              Pesos    2,000,000      0.44      2,003,227    PDBC          2,002,640
24/09/2001  09/10/2001   BBVA Banco BHIF                 Pesos      790,000      0.53        792,094    PDBC            790,837
25/09/2001  09/10/2001   Banco A. Edwards                Pesos    1,037,000      0.56      1,039,710    PDBC          1,037,968
27/09/2001  11/10/2001   Banco de Credito e Inversiones  Pesos    1,000,000      0.54      1,002,520    PRBC          1,000,540
27/09/2001  16/10/2001   Banco de Credito e Inversiones  Pesos    1,000,000      0.54      1,003,420    PRBC          1,000,540
27/09/2001  11/10/2001   Banco Santiago                  Pesos    1,000,000      0.53      1,002,473    PRBC          1,000,530
27/09/2001  16/10/2001   Banco Santiago                  Pesos    1,428,000      0.53      1,432,793    PRBC          1,428,757
27/09/2001  16/10/2001   BBVA Banco BHIF                 Pesos    1,000,000      0.53      1,003,357    PDBC          1,000,530


                                       8
NOTE 10 - FIXED ASSETS

Fixed assets are summarized as follows:

                                                                 Accumulated            Net value
                                           Gross value           depreciation

                                           -----------           ------------
                                              ThCh$                  ThCh$                 ThCh$
Land, rights and other                            5,261,461                              5,261,461
Buildings and infrastructure
Buildings                                         6,254,495         (829,889)            5,424,606
Access roads                                        343,862          (33,702)              310,160
Lines                                           241,301,201      (21,219,976)          220,081,225
Houses and apartments                               621,232         (192,157)              429,075
Non-hydraulic civil projects                     17,530,638       (2,004,815)           15,525,823
Construction and infrastructure                   5,596,456                              5,596,456
Total                                           271,647,884      (24,280,539)          247,367,345

Machinery and equipment
Telecommunication equipment                       5,252,182       (3,234,248)            2,017,934
Machinery and office equipment, furniture           587,055         (492,258)               94,797
Service equipment                                    20,159          (11,986)                8,173
Tools and instruments                             1,314,790       (1,019,422)              295,368
Power generation unit                               465,076          (64,094)              400,982
Electrical equipment                            182,507,251      (20,570,507)          161,936,744
Protection and mechanical equipment              29,628,717       (3,399,622)           26,229,095
Transportation and loading equipment              1,169,264         (637,068)              532,196
Personal Computer                                   205,746          (92,441)              113,305
Software                                            374,073         (322,753)               51,320
                                                    -------         ---------               ------
                                                221,524,313      (29,844,399)          191,679,914

Subtotal fixed assets                           498,433,658      (54,124,938)          444,308,720

Other fixed assets
Advances to contractors                             116,172                                116,172
Construction materials                            1,721,678                              1,721,678
                                                  ---------                              ---------
                                                  1,837,850                              1,837,850
Increased value from technical appraisal         22,637,532       (2,962,424)           19,675,108
                                                 ----------       ----------            ----------

Total fixed assets                              522,909,040      (57,087,362)          465,821,678
                                                ----------       ------------          -----------


Depreciation for the period amounts to ThCh$11,049,045. The amount of ThCh$ 11,033,355 was charged to Operating costs and ThCh$ 15,690 was recorded in Administrative and selling expenses.

Assets subject to technical reappraisal correspond to those contributed by Empresa Nacional de Electricidad S.A. (ENDESA) to Transelec S.A. and include: land, buildings, electrical equipment, telecommunication equipment, lines, houses, and apartments.

NOTE 11 - INVESTMENT IN OTHER COMPANIES

This balance corresponds to an 8.33% of Sociedad Centro de Despacho Economico de Carga del Sistema Electrico Interconectado Central CDEC-SIC Limitada, whose objective is to administrate and operate the SIC and coordinate its electrical system.

NOTE 12 - GOODWILL AND NEGATIVE GOODWILL

The balance at June 30, 2001 is summarized as follows:
                                                                     ThCh$
Opening balance                                                123,352,962
Transfer to deferred taxes  (1)                               (18,246,601)
Opening equity balance difference (2)                            1,982,651
                                                                 ---------
                                                               107,089,012
Amortization of accrued goodwill                               (5,219,301)
                                                               -----------
      Total                                                    101,869,711
                                                               ===========

(1) Corresponds to the deferred tax credit generated by the allocation of goodwill, resulting from the absorption of Transelec S.A. by HQI Transelec Chile S.A., to fixed assets (tax accounting). Consequently, goodwill was deducted in the equivalent amount of the deferred tax credit.

(2) As a result of the arbitration process instituted by the audit firm Ernst & Young relative to the Share Purchase Agreement dated October 23, 2000 between Inversiones HQI Transelec Limitada (currently HQI Transelec Chile S.A.), Inversiones HQI Chile Holding Limitada and Hydro Quebec International Inc., the buyers, and Empresa Nacional de Electricidad (ENDESA) and Endesa Inversiones Generales S.A. (Enigesa), the sellers, whereby the share buyers undertook to reimburse the sellers the difference between the reference net equity set at ThCh$ 188,019,844, and the period-end net equity value on the agreement date, if such difference were positive. On June 29, 2001, an arbitration resolution was rendered, whereby the Arbitration Auditor determined net equity at year-end of ThCh$190,688,338, which was greater than the net equity reference by ThCh$ 2,668,494. Since a portion of this amount was recognized as goodwill at December 31, 2000, goodwill only increased by ThCh$ 1,968,870 during this period.


     Tax                                             Amortization      Goodwill
Registraion No.         Company                     for the period      Balance
---------------         -------                     --------------      -------
                                                          ThCh$           ThCh$
96.659.380-6       Compania Nacional de Transmision  4,020,036      101,869,711
                   Electrica S.A

NOTE 13 - INTANGIBLES

The composition of intangibles at period end is as follows:
                                                                     ThCh$
Rights-of-way                                                   22,951,742
Accumulated amortization                                       (1,404,552)
                                                               -----------
    Net value                                                   21,547,190
                                                                ==========

The amortization charge to income amounted to ThCh$ 496,785.

NOTE 14 - OTHER ASSETS

The balance at period end is summarized as follows:
                                                                    ThCh$

Rental deposits for employee housing                               21,708
Prepaid expenses - bonds in UF                                  2,092,272
Prepaid expenses - bonds in US$                                 5,716,151
Discount on bond placements - UF                                2,737,361
Discount on bond placements - US$                               1,346,815
                                                                ---------

      Total                                                    11,914,307
                                                               ==========


NOTE 15 - LONG AND SHORT TERM OBLIGATIONS (PROMISSORY NOTES AND BONDS)
----------------------------------------------------------------------

a) The Company has made the following public offering of bonds in the local market:

On April 2, 2001 the Company registered the first bond issuance for a maximum of UF 10,000,000 with the Superintendency of Securities and Insurance Companies under number 249. Of this amount, UF 9,200,000 were finally placed on April 11, 2001.

As of September 30, 2001 the ratings obtained by the bonds are:    Category
                                                                   --------

-    Fitch Chile Clasificadora de Riesgo Ltda.                       AA
-    Feller-Rate Clasificadora de Riesgo Limitada                    AA+

The characteristics of these bonds are as follows:

TERMS OF ISSUANCE

Issuer                              HQI Transelec Chile S.A.
Securities issued         :         Bearer bonds in local currency, denominated
                                    in Unidades de Fomento.

Maximum issued            :         10,000,000 Unidades de Fomento divided into
                                    Series A
                                    --------
                                    Series A-1 : Up to UF 3,000,000 divided into
                                    3,000 bonds at UF 1,000 each. Series A-2 :Up
                                    to UF 4,00,000 (400 bonds at UF 10,000
                                    each).
                                    Series B
                                    --------
                                    Series B-1: Up to UF 1,000,000 (1,000 bonds at UF 1,000 each).
                                    Series B-2: Up to UF 3,000,000 (200 bonds at
                                    UF 10,000 each).

NOTE 15 - LONG AND SHORT TERM OBLIGATIONS (PROMISSORY NOTES AND BONDS)
----------------------------------------------------------------------
                    (Continued)

Readjustment              ;         Variation in Unidades de Fomento

Amortization period       :         Series A: 6 years and Series B: 21 years (6
                                    grace years and 1 to 15 years for capital
                                    amortization, respectively).
Capital amortization                Series A, in one installment, upon maturity,
                                    and Series B, payable half-yearly, in
                                    increasing amounts, and effective September
                                    1, 2007.

Early redemption          :         Series A: without early redemption and
                                    Series B,: effective September 1, 2009, on any of its denominated dates of payment of interest or interest and capital amortization.

Interest rate             :         Series A and B bonds accrue an 6.20% annual
                                    interest rate on the outstanding capital, expressed in Unidades de Fomento. Interest is calculated over a period of 360 days, upon maturity and payable half-yearly in two semesters of 180 days each.

Interest payments         :         Half-yearly payments, upon maturity on March
                                    1 and September 1 yearly, starting September
                                    1, 2001. Interest accrued at period end
                                    amounts to ThCh$ 753,547 and is presented in Current liabilities.

Guarantees:               :         This issue has no special guarantees, except
                                    for the general guarantee on all of the
                                    issuer's assets.

Period of placement       :         36 months, as from the date of register with
                                    the Superintendency of Securities and
                                    Insurance Companies.

b) The Company issued and placed notes in the international market on April 17, 2001 as follows:

At period end, this bond issuance has the following risk classification:
                                                                  Category
                                                                  --------

Standard and Poor's Rating Group                                    A-
Fitch Ibca, Duff & Phelps                                           A-
Moody's Investors Service Inc.                                      Baa1

Issuer                              HQI Transelec Chile S.A.
Securities issued         :         US$ (Yankee Bonds) traded in the US market.

Issue value               :         ThUS$ 465,000 of a single series

Readjustment                        Variation in United States dollar

Capital amortization                Total expiration on April 15, 2011.

Nominal interest rate     :         7.875% annually.

Interest payments         :         On April 15 and October 15 each year,
                                    effective October 15, 2001. Interest accrued at period end amounts to ThCh$ 11,594,237 and is presented in Current liabilities.

NOTE 15 - LONG AND SHORT TERM OBLIGATIONS (PROMISSORY NOTES AND BONDS)
----------------------------------------------------------------------
                    (Continued)

c)   Short-and long-term obligations (bonds)


  Registration No./                 Nominal       Restatement                  Final        Interest
   identification      Series   placement value      unit    Interest rate    maturity       payment     Amortization
   --------------      ------   ---------------      ----    -------------    --------       -------     ------------
                                     ThCh$                          %
Long-term bonds
249                      A1       2,000,000           UF           6.2      01/03/2007      Semester      At the end
249                      A2       4,000,000           UF           6.2      01/03/2007      Semester      At the end
249                      B1         200,000           UF           6.2      01/03/2022      Semester      Semester
249                      B2       3,000,000           UF           6.2      01/03/2022      Semester      Semester
irst issuance                   465,000,000           US$          7.875    15/04/2011      Semester      At the end

         Total long-term


                     Placed
                   locally or
     Par value       abroad
     ---------       ------
       ThCh$


     32,189,920      Chile
     64,379,840      Chile
      3,218,992      Chile
     48,284,880      Chile
    320,475,672      Abroad
                -------------
                  468,549,304
                   =========


NOTE 16 - PROVISIONS AND WRITE-OFFS

Provisions at period end are summarized as follows:
a)       Short-term provisions                                 ThCh$

Severance indemnities                                         39,016
Accrued payroll                                            1,305,257
Cost of accidents (lines and substations)                     86,172
                                                              ------

Total                                                      1,430,445
                                                           =========
b)       Long-term provisions
Severance indemnities                                      1,272,660
                                                           =========

c)   Write-offs

Inventories                                                      100
                                                                 ===

NOTE 17 - SEVERANCE INDEMNITIES

Changes in provisions are as follows:                     ThCh$
                                                          -----
Opening balance                                            1,232,173
Price-level restatement                                        2,515
Provision for the year                                        76,988
                                                              ------
Total                                                      1,311,676
                                                           =========

Short-term                                                    39,016
Long-term                                                  1,272,660
                                                           ---------
Total                                                      1,311,676
                                                           =========

NOTE 18 - CHANGES IN SHAREHOLDERS' EQUITY

a)   During 2001, the changes in shareholders' equity are summarized as follows:

                                                                                                         Net income
                                       Paid-in capital       Other reserves     Retained earnings      for the period
                                       ---------------       --------------     -----------------      --------------
                                              ThCh$                ThCh$                ThCh$                ThCh$

Opening balance                               310,140,471                                                      3,178,720
Prior-year income distribution                                                            3,178,720           -3,178,720
Price-level restatements                                             6,823,090               69,932
Loss for the period                                                                                          (5,823,032)

                                     ------------------------------------------------------------------------------------

Final balance                                 310,140,471            6,823,090            3,248,652          (5,823,032)

                                     ====================================================================================


b)   Number of shares
     ----------------

Series           Number of shares     Paid-in shares     Voting shares
------           ----------------     --------------     -------------
Single serie            1,000,000          1,000,000         1,000,000


c)   Capital

Series             Subscribed capital (ThCh$)    Paid-in capital (ThCh$)
------             --------------------------    -----------------------
Single serie                      310,140,471                310,140,471

NOTE 19 - OTHER NON-OPERATING INCOME AND EXPENSES

These are summarized as follows:
                                                    ThCh$
                                                    -----
Other non-operating income
Prior-year income                                           107,377
Miscellaneous income                                             26
Income on disposal of materials                               6,791
                                                              -----
Total                                                       114,194
Other non-operating expenses:
Prior-year expenses                                         126,881
Miscellaneous losses                                        516,671
Retired employee benefits                                       128
Directors' remuneration                                      13,969
Fiscal and judicial fines                                     4,949
Research disbursement                                        55,989
                                                             ------
Total                                                       718,587


NOTE 20 - PRICE-LEVEL RESTATEMENT

The net effects of price-level restatements, as described in Note 2 c), resulted in a net credit to income amounting to ThCh$ 1,498,421 and is summarized as follows:

                Assets - credits     Restatement index           ThCh$
                ----------------     -----------------           -----
Inventories                         Replacement cost                19,079
Fixed assets                        CPI                         10,653,261
Other non-monetary assets           CPI                          7,639,403
Expense accounts                    CPI                            249,049
                                                                   -------
Total (charges) credits                                         18,560,792
                                                                ----------

Liabilities - charges
Shareholders' equity                CPI                        (6,893,022)
Non-monetary liabilities            UF                         (9,380,455)
Income accounts                     CPI                          (788,894)
                                                                 ---------
Net credit                                                    (17,062,371)
                                                              ------------

Price-level restatement net income                              1,498,421
                                                                ---------

NOTE 21 - EXCHANGE DIFFERENCES

The net effects of exchange differences amounted to a net charge to income of ThCh$27,564,214.

                                                Currency     Amount
                                                --------     ------
                                                              ThCh$
Assets - credits
Time deposits                            US dollars                4,878,685
Investments in HQI Chile Holding Ltda.   US dollars               13,825,731
Forwards                                 US dollars                4,770,810
                                                                   ---------
Total credits                                                     23,475,226
                                                                  ----------
Liabilities - charges
---------------------
Loan HQI Holding                         US dollars             (12,356,066)
Bonds                                    US dollars             (39,432,599)
SWAP                                     US dollars              (5,357,112)
Accounts payable to related companies    US dollars                 (66,862)
                                                                    --------
Total charges                                                   (57,212,639)
                                                                ------------
Loss from exchange differences                                  (27,564,214)

NOTE 22 - DEBT SECURITY ISSUANCE EXPENSES

Expenses incurred in debt securities issued in the local and foreign markets include: Stamp tax, placement fees, legal services, financial services, risk classification reports, and printing costs.

                                        Local         Foreign       Total
                                        -----         -------       -----
                                        ThCh$         ThCh$         ThCh$
Issuance and offering expenses          2,609,881      6,791,467    9,401,348
Amortization for the year (results)     (190,698)      (396,169)    (586,867)
                                        ---------      --------     ---------
                                        2,419,183      6,395,298    8,814,481
Balance sheet presentation:
Other current assets                      326,911        679,147    1,006,058
Other assets                            2,092,272      5,716,151    7,808,423
                                        ---------      ---------    ---------
                                        2,419,183      6,395,298    8,814,481

NOTE 23 - DERIVATIVES

The Company maintains forward and swap contracts to hedge the risk of exchange rate fluctuations on short-term trade accounts receivable and long term debt as follows:

a)   Contract description


  Item      Value of        Date of            Specific          Purchase        Hedged            Item      Hedge value
            contract      expiration             item             /Sale           item            amount       of item
            --------      ----------             ----             -----           ----            ------       -------
             ThCh$                                                                                ThCh$         ThCh$
   1          7,000,000   4to.trimestre   Exchange rate (US)        P      Trade receivables       4,872,000    4,865,140
   2        100,000,000   2do.trimestre   Exchange rate (US)        P          US$ Bonds          67,900,000   69,502,000
   3         10,000,000   4to.trimestre   Exchange rate (US)        P          US$ Bonds           6,842,000    6,950,200
   4         15,000,000   4to.trimestre   Exchange rate (US)        P          US$ Bonds          10,243,500   10,425,300
   5          5,000,000   4to.trimestre   Exchange rate (US)        P          US$ Bonds           3,466,500    3,475,100
   6         30,000,000   4to.trimestre   Exchange rate (US)        S          US$ Bonds          20,477,700   20,850,600

b)   Accounting effect

                                                             Unrealized
  Item             Liability                Amount         effect on income
  ----             ---------                ------         ----------------
                                             ThCh$                    ThCh$
   1      Short-term sundry creditors        6,860                    6,860
   2        Long term bonds payable      2,708,628                2,708,628
   3        Long term bonds payable        108,200                  108,200
   4        Long term bonds payable        181,800                  181,800
   5        Long term bonds payable          8,600                    8,600
   6        Long term bonds payable        372,900                  372,900


NOTE 24 - CONTINGENCIES AND RESTRICTIONS

a)   Restrictions

As a result of the obligations incurred in the bond offerings, the Company is required to meet specific ratios and obligations, including:

- Maintain at all times assets free from any encumbrance, assets with a book value equal to or greater than 1.2 times the book value of the issuer's total obligations and debts which are not pledged as actual guarantees on goods and assets owned. These obligations include debts arising from the aforementioned bond offering.

- Prohibition to sell, assign, transfer, contribute or dispose of the issuer's primary assets ("Activos Esenciales") in any way, either by monetary sale or free of charge.

- Maintain an individual and consolidated leverage ratio whereby the proportion of Total liabilities/Total capitalization is not greater than
     0.7 times.

- Maintain at all times an individual and consolidated minimum equity equal to 15.000.000 Unidades de Fomento.

NOTE 24 - CONTINGENCIES AND RESTRICTIONS
                     (Continued)

b)   Direct obligations

There are no direct obligations

c)   Indirect obligations

There are no guarantors or guarantees issued arising from indirect obligations.

d)   Pending lawsuits

There are pending lawsuits filed against the Company, in response to which it has instituted the corresponding defense, representing a total of ThCh$ 117,907.

Management believes that no significant contingencies will result from the pending lawsuits.

e)   Direct guarantees

                                                 Book value of
Creditor of guarantee    Debtor     Type      Compromised Assets
---------------------    ------     ----                  ------
                                                    ThCh$
Banco Santiago           Conama    Deposit              910,106
Banco Santiago           Codelco   Deposit               20,851

NOTE 25 - GUARANTEES

Guarantees obtained from third parties:

The Company has received guarantees from contractors and third parties for the completion of constructions, maintenance work and repayment of housing loans, amounting to ThCh$ 1,612,564.

NOTE 26 - LOCAL AND FOREIGN CURRENCY

Assets and liabilities held in foreign currency have been translated to Chilean pesos at their respective exchange rates at period end and are summarized as follows:

a)       Assets:
         -------


                                                                    Currency                      ThCh$
                                                                    --------                      -----
    Cash and banks                                       Chilean pesos                                     24,291
    Cash and banks                                       US dollars                                         6,505
    Time deposits                                        US dollars                                    80,679,853
    Marketable securities                                Chilean pesos                                  3,042,341
    Trade accounts receivable                            Chilean pesos                                  9,360,771
    Sundry debtors                                       Chilean pesos                                    467,107
    Inventories                                          Chilean pesos                                     81,348
    Recoverable taxes                                    Chilean pesos                                  1,029,685
    Prepaid expenses                                     Chilean pesos                                  1,651,133
    Other                                                Chilean pesos                                    175,498
    Resale agreements                                    UF                                            10,654,150
    Notes and accounts receivable from related companies US dollars                                     1,014,476
    Deferred taxes                                       Chilean pesos                                    104,513
                                                                                                          -------
    Total current assets                                                                              108,291,671

    Fixed assets                                         Chilean pesos                                465,821,678

    Investments in other companies                       Chilean pesos                                     36,998
    Goodwill                                             Chilean pesos                                101,869,711
    Long-term debtors                                    UF                                               423,436
    Accounts receivable from Inversiones
    HQI Chile Holding Ltda.                              US dollars                                    77,293,403
    Intangibles                                          Chilean pesos                                 22,951,742
    Amortization of intangibles                          Chilean pesos                                (1,404,552)
    Long-term deferred taxes                             Chilean pesos                                 17,453,042
    Other assets                                         Chilean pesos                                 11,914,307
                                                                                                       ----------
    Total other assets                                                                                230,538,087


NOTE 26 - LOCAL AND FOREIGN CURRENCY
                    (Continued)

b)   Current liabilities:
     -------------------

                                                   Up to 90 days
                                                   -------------
                                                                                          Annual average
                                                      Currency            Amount          interest rate
                                                      --------            ------          -------------
                                                                           ThCh$                %
Interest payable - bonds                         UF                             753,547        6.2
Interest payable - bonds                         US dollars                  11,594,237       7.875
Accounts payable                                 Chilean pesos                2,364,589
Sundry creditors                                 US dollars                      32,033
Sundry creditors                                 Chilean pesos                2,177,903
Provisions                                       Chilean pesos                1,430,445
Withholdings                                     Chilean pesos                1,693,332
Other current liabilities                        Chilean pesos                   20,947

Notes and accounts payable to related companies  Chilean pesos                  140,000
Notes and accounts payable to related companies  US dollars                      37,347
Forward contracts                                US dollars                      81,160

c)   Long-term liabilities:
     ---------------------

                                            1 to 3 years         3 to 5 years         5 to 10 years     More than 10 years
                                            ------------         ------------         -------------     ------------------
                          Currency       Amount    Interest    Amount    Interest    Amount    Interest   Amount    Interest
                          --------       ------     --------   ------     --------   ------    ---------  ------     -------
                                                     rate                  rate                 rate                  rate
                                                     ----                  ----                 ----                  ----

                                         ThCh$        %        ThCh$        %        ThCh$        %       ThCh$        %
Bonds                   US dollars                                                 323,184,300  7.875

Bonds                   UF                                                         100,690,069   6.2     47,383,563   6.2
Sundry creditors        US dollars          79,962
Customs duties
Provisions              Chilean pesos    1,272,660
Other liabilities       Chilean pesos       34,789
Swap contracts                                                 2,708,628  7.875



NOTE 27 - SANCTIONS

During the period between January 1, 2001 and September 30, 2001, the Company, its Directors and Management have not been sanctioned by the Superintendency of Securities and Insurance Companies.

NOTE 28 - SUBSEQUENT EVENTS

There have been no subsequent financial or accounting events between September 30, 2001 and the date these financial statements were presented to the Superintendency of Securities and Insurance Companies, which could significantly affect there interpretation.

NOTE 29 - ENVIRONMENTAL EXPENSES

The Company has made no disbursements during the nine month period ended September 30, 2001 in connection with this concept.

                            HQI TRANSELEC CHILE S.A.

                                 RELEVANT EVENTS


During the period January 2001 to September 2001 and in conformity with General Standard No. 30, the Company informed the Superintendency of Securities and Insurance Companies of the following relevant events:

a) On January 31, 2001 HQI Transelec Chile S.A. purchased 98,606 shares in Compania Nacional de Transmision Electrica S.A. from Inversiones HQI Chile Holding Limitada. As a result, HQI Transelec Chile S.A. owns 100% of the shares in Compania de Transmision Electrica S.A., resulting in its dissolution in conformity with provisions set forth under Article 103 of Law 18,046. The purchase agreement was subscribed by public deed dated January 18, 2001 before the Public Notary Mr. Juan Ricardo San Martin Urrejola, in Santiago.

b) On April 9, 2001 the Company placed bonds of HQI Transelec Chile S.A. in the foreign market with the following characteristics:

     Currency                   :    United States dollar
     Amount                     :    US$ 465,000,000
     Securities issued          :    Singles-series bonds to the order
     Amount of series           :    US$ 465,000,000
     Nominal value of bond      :    US$ 1,000
     Interest rate              :    7.875%
     Issue date                 :    April 17, 2001

c) On April 16, 2001 the Company reported that on April 11, 2001, HQI Transelec Chile S.A. placed readjustable bearer bonds, registered with the Superintendency of Securities and Insurance Companies under No. 249. As of said date, total bonds for UF 9,200,000 were placed, of which 6,000,000 correspond to Series A and 3,200,000 to Series B.

d) On April 18, 2001 the First Ordinary Shareholders' Meeting approved the balance sheets for the period ended December 31, 2000. In addition, it approved the proposition from the Company's Board of Directors to pay a final dividend for 2000 of Ch$ 8.21425 per share, which had already been paid to the shareholders by means of an interim dividend payment.

e) On April 23, 2001 the Company reported that the First General Ordinary Shareholders' Meeting held on April 18, 2001 appointed Messrs. Yves Filion, Jacques Regis, Daniel Leclair, Gilles Marchand, and Pedro Lizana Greve as members of the Board of directors. In addition, Messrs Gonzalo Delaveau Swett, Roberto Guerrero del Rio, Roberto Guerrero Valenzuela, Jorge Delpiano Kraemer, and Arturo Marin Vicuna were elected alternate directors.

f) On August 31, 2001 the Company reported that, as stipulated in the Registration Rights Agreement, HQI Transelec Chile S.A. registered with the Securities and Exchange Commission the US dollar issue and modified the existing bonds in order to make them fully registered according to the Securities Act. The terms and conditions remained unchanged except for the elimination of the transfer restrictions of the Rule 144A.

                            HQI TRANSELEC CHILE S.A.
                          FINANCIAL STATEMENT ANALYSIS
                              AT SEPTEMBER 30, 2001

A)   SUMMARY

In the first nine months of 2001, HQI TRANSELEC CHILE S.A. obtained a net loss of ThCh$ 5,823,032 in spite of its positive operating results of ThCh$ 46,294,905. The loss was generated from the negative non-operating results amounting to ThCh$ 51,707,233 and a net credit to income arising from income taxes of ThCh$ 410,704.

Operating income during the year amounted to ThCh$ 66,037,184. This income is provided by current contracts subscribed in order to commercialize the installation's capacity for transmission and the sales of services.

Operating expenses amounted to ThCh$ 17,879,806, which is broken down into Fixed asset depreciation (61.7%), payroll (15.1%), and work, supplies, and services hired (17.8%).

Administrative and selling expenses amount to ThCh$ 1,862,473, which is broken down into payroll (51.6%), and expenses incurred in work, supplies and services hired (29.6%).

Non-operating results for the period present a loss of ThCh$ 51,707,233 arising from financial expenses totaling ThCh$ 26,632,235 (51.5%), monetary correction gain for ThCh$ 1,498,421 (2.3%) as a result of an increase in the Consumer Price Index (2.2% in the first nine months) and exchange rate loss for ThCh$ 27,564,214 (53.3%) as a result of an increase in the US dollar exchange rate of 21.2% during the period (Ch$ 121.37). Other significant items with an effect on non-operating results were interest income amounting to ThCh$ 5,615,224 (10.9%) and goodwill amortization amounting to ThCh$ 4,020,036 (7.8%).

B)   RESULTS
Concepts                            From January 1 to September 30,2001
--------
                                                     ThCh$
Operating income                                66,037,184
Toll sales                                      62,466,525
Work and services                                3,570,659

Operating expenses                            (17,879,806)
Fixed costs                                    (6,349,666)
Depreciation                                  (11,033,355)
Amortization of intangibles                      (496,785)

Administrative and selling expenses            (1,862,473)

Operating results                               46,294,905

Non-operating results                         (51,707,233)
Income tax (deferred tax credit)                 (410,704)

Loss for the period                            (5,823,032)

EBITDA                                          43,935,095

Profitability Indices
Return on equity                                    (1.85)
Return on of assets                                 (0.72)
Return on income earning assets                       9.47
Loss per share (Ch$)                                 5,823

C)   BALANCE SHEET ANALYSIS
                                                          At September 30, 2001
                                                          ---------------------
Concepts                                                                  ThCh$
--------

Current assets                                                      108,291,671
Fixed assets                                                        465,821,678
Other assets                                                        230,538,087
                                                                    -----------
Total assets                                                        804,651,436

Current liabilities                                                  20,325,540
Long-term liabilities                                               469,936,715
Shareholders' equity                                                314,389,181
                                                                    -----------
Total Liabilities and Shareholders' equity                          804,651,436

Value of main operating fixed assets                      At September 30, 2001
------------------------------------                      ---------------------
                                                                          ThCh$
Land                                                                  5,261,461
Buildings and infrastructure                                        271,647,884
Machinery and equipment                                             221,524,313
Other fixed assets                                                    1,837,850
Increased value from technical reappraisal (net)                     19,675,108
Depreciation                                                       (54,124,938)
                                                                   ------------
Total                                                               465,821,678

Liquidity and leverage Ratios                             At September 30, 2001
-----------------------------                             ---------------------

Current ratio                                                              5.33
Acid test                                                                  4.64
Liabilities/Shareholders' equity                                           1,56
% Short-short debt                                                         4.15
% Long-term debt                                                          95.85


At September 30, 2001 fixed assets are mainly represented by land, buildings, infrastructure, and machinery and equipment.

The Company's assets are valued in conformity with accounting principles generally accepted in Chile.




Significant fluctuations in the market in which the Company operates
--------------------------------------------------------------------

In the Interconnected Central System (SIC), 100% of the 500KV transmission lines and 74.4% and 99.8% of the 220 and 154 kV, respectively, are exploited by HQI Transelec Chile S.A.

It is worth noticing that in the nine months of 2001 there were no significant fluctuations in the market in which the Company operates.

Exchange rate risk
------------------

At September 30, 2001 a portion of the Company's debt was denominated in United States dollars from the placement of bonds abroad amounting to US$ 481,681,875 (including accrued interest). The loan issued to the Parent Company, Inversiones HQI Chile Holding Limitada, for US$ 112,669,965 (including accrued interest), and short-term investments in the financial market for US$ 116,082,778 and a Swap contract for US$ 100,000,000 (since August 17, 2001), reduce the net exposure to US$ 152,929,131. At December 31, 2000 the net exposure of US$ 288,645,975, was originated from a loan for US$538,645,975 issued by the Parent Company and a forward position of US$ 250,000,000. During the period, the effect of the devaluation of the Chilean peso compared to the US dollar amounted to ThCh$ 27,564,214.

In the balance sheet, exposure to the exchange rate fluctuation is reduced by the fact that transmission toll income is associated with the US dollar. Toll contracts are denominated in US dollars, however monthly billing is expressed at their equivalent in Chilean pesos, at the average monthly Observed US dollar exchange rate for 85% of contracts, and at the current US dollar exchange rate on the last day of the month for the rest of the contracts. The evolution of the exchange rate for the first nine months was as follows:


       Exchange rate        Average of the month              Last day of the month
       -------------        --------------------              ---------------------
                                          Average for the                    Average for the
                        Monthly value       Quarter        Monthly value       Quarter
    January                571.12                             561.61
                                             574.01                             576.48


    February               563.13                             572.86


    March                  587.79                             594.97
--------------------------------------------------------------------------------------------

    April                  598.63                             598.61
                                             606.39                             612.82


    May                    604.48                             610.85


    June                   616.07                             629.00
--------------------------------------------------------------------------------------------

    July                   656.46                             668.79
                                             670.47                             675.26


    August                 673.70                             661.97


    September              681.24                             695.02
--------------------------------------------------------------------------------------------


Toll contracts include semester indexation formulas to reflect fluctuations in the net replacement value of assets and in the operating and maintenance costs. These reflect variations in the international prices of equipment and the local costs of materials and labour. During the period between January 1, 2001 and June 30, 2001 the average toll index was 0.97288, which was effective as of July 1, 2001. The next indexation will be applied on January 1, 2002.

Revenues from transmission tolls during the third quarter amounted to Ch$ 22,205 million, including an adjustment of Ch$ 499 millions for the first nine months of 2001. Without this adjustment, the revenues of Ch$ 21,706 compared to Ch$ 20,292 of the second quarter. This difference is basically due to an increase of the average exchange rate of 10.5% and a reduction of 2.7% in the volume of revenues expressed in dollars resulting from the indexation applied on July 1, 2001.

Financial results for the year include the loss from the devaluation in the Chilean peso applied on the debt (liabilities in foreign currency), however it is not possible to record the future increase in toll income from the same devaluation.

                                                                     Page 4 of 4
Cash flows during the period

In the first nine months of 2001, due mainly to operating activities, net positive cash flows amounting to ThCh$ 66,049,651 were generated.

Financing activities generated positive cash flows of ThCh$ 89,479,356 arising from bond placements in the local market (UF 9,200,000) and foreign market (US$ 465,000,000).

Cash flows from investment activities generated a negative cash flow of ThCh$ 67,405,878 as a result of a current account loan granted to Inversiones HQI Chile Holding Ltda. and the purchase of fixed assets. On July 31, the loan from HQI Transelec Chile S.A. to Inversiones Chile Holding Ltda was reduced by ThCh$ 38,861,286.

The effect of inflation on cash and cash equivalents amounted to ThCh$
5,034,028.

The closing cash flow balance amounted to ThCh$ 94,407,140 considering an opening balance of ThCh$ 23,323,462

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                HQI Transelec Chile S.A.

Date:  December 13, 2001                        By:   /s/ Real Paul-Hus
                                                    ----------------------------
                                                     Real Paul-Hus
                                                     Finance Manager